Casual Male's March 10, 2005 SEC 8-K Filing

	Effective January 27, 2005, Casual Male Retail Group, Inc. (the "Company") accelerated the vesting of all outstanding unvested options held by directors, officers and employees under the Company's 1992 Stock Incentive Plan. As a result of the acceleration, options to acquire 1,778,252 shares of the Company's common stock, which otherwise would have vested from time to time over the next
35 months, became immediately exercisable.

	The Company accelerated these options in advance of the effective date of Statement of Financial Accounting Standards No. 123 (revised 2004) "Share-Based Payment" ("SFAS 123R"). SFAS 123R will require that, beginning July 31, 2005 (the start of the Company's third fiscal quarter), the Company record as compensation expense in its statement of operations the fair value of employee stock options.

	The Company has estimated that the transition expense associated with the adoption of SFAS123R for these outstanding shares would have resulted in a charge of approximately $3.6 million to be recognized over the next three fiscal years (fiscal 2005 through fiscal 2007). As a result of the Company's decision to accelerate the vesting of these options, the Company has been able to
eliminate this transition expense.   The Company will, however, recognize a one-
time compensation expense in accordance with APB Opinion No. 25 of approximately $70,000 in the fourth quarter of fiscal 2004 with respect to its in-the-money stock options that were accelerated. In authorizing this acceleration, the Board of Directors determined that the overall effect of such action was in the best interests of the Company, its stockholders and its employees.